File No. 82-34700

Airspray®

03 FEB -5 AM 7:21

PRESS RELEASE

Total pages: 1

03003618

Alkmaar, February 3, 2

Trading in Airspray ADR's has commenced January 31

SUPPL

With reference to the press release dated 27 January 2003, Airspray announces that the F-6 registration statement covering the Sponsored Level-I Depositary receipt program filed with the U.S. Securities and Exchange Commission has become effective. As of Friday 31 January 2003, Airspray ADR's can be traded on the "Over-the-Counter" market in the United States under the symbol "AYAKY".

Airspray profile

Airspray is a worldwide leader in the design and manufacture of high value-added, innovative dispensers. Airspray sells its products to producers of consumer products. Clients include multinationals such as Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently, Airspray employs 100 people.

Airspray is a "technology-driven" enterprise. During its 19-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has a wide range of dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998.

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For more information contact:
Airspray N.V.
Robert F. Brands, Managing Director
Jan van der Schaaff, Financial Director
Telephone: NL 072 - 5414 666
U.S. 1(954) 972-7750
www.airspray.net

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